CORRECTIVE AMENDMENT
                 HARTMANN EMPLOYEE SAVINGS AND INVESTMENT PLAN

A Profit Sharing Plan, including a cash or deferred arrangement, effective October 1, 1997 was adopted by Brown-Forman Corporation for the benefit of employees of Hartmann Luggage Company.

The Plan provides in Article XII that the Plan may be amended by an instrument in writing duly executed.

It is advisable to amend the Plan in certain respects.

IT IS THEREFORE AGREED:

     1. Section 4.12 of Article IV is hereby amended by adding subparagraph (g) as follows:

          (g) For any loan made pursuant to this Section, written spousal consent to the use of the Participant's accrued benefit as security for the loan must be obtained within the ninety (90) day period ending on the date on which the loan is to be secured.

     2. The fourth paragraph of Section 7.06 of Article VII is amended in its entirety as follows:

          7.06.  (continued)

               If as a result of the allocation of forfeitures, a reasonable error in estimating a Participant's Compensation, a reasonable error in determining the amount of elective deferrals under
          Section 402(g)(3), or other facts and circumstances which the Commissioner finds justify the availability of the rules of this Section, the Annual Additions to a Participant under this Plan would cause the maximum Annual Additions to such Participant's Accounts to be exceeded, the Plan Administrator shall:

     3. Section 9.06 of Article IX is amended by adding the following additional paragraph:

          9.06  (continued)

               A Pre-Retirement Survivor Annuity is an annuity which is purchasable with 50% of the Participant's vested account balance (determined as of the date of the Participant's death) and which is payable for the life of the Participant's surviving spouse. The value of the Pre-Retirement Survivor Annuity is attributable to Employer contributions and to Employee Contributions in the same proportion as the Participant's vested account balance is attributable to those contributions. The portion of the Participant's account balance not payable under this section is payable to the Participant's beneficiary in accordance with the provisions of Article IV. If the present value of the Pre-Retirement Survivor Annuity does not exceed $5,000.00, the Plan Administrator, on or before the annuity starting date, must direct the Trustee to make a lump sum distribution to the Participant's surviving spouse in lieu of the Pre-Retirement Survivor Annuity.

In all other respects, the Hartmann Employee Savings and Investment Plan as initially adopted and subsequently amended shall remain in full force and effect.

IN WITNESS WHEREOF, the Employer has caused this Corrective Amendment to the Hartmann Employee Savings and Investment Plan to be executed by its duly authorized officer this 9th day of September, 1999, effective as set forth herein.

                                                BROWN-FORMAN CORPORATION


                                                By:  /s/ Milton B. Gillis
                                                         MILTON B. GILLIS
                                                         Vice-President